UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Callon Petroleum Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

13123X102
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 542-0235

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 725,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 725,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

1 Excludes certain shares of the Issuer’s Series A Cumulative Preferred Stock that are not reportable on a Schedule 13D.

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,480,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,480,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,480,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,205,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,205,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,205,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

1 Excludes certain shares of the Issuer’s Series A Cumulative Preferred Stock that are not reportable on a Schedule 13D.

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 725,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 725,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

1 Excludes certain shares of the Issuer’s Series A Cumulative Preferred Stock that are not reportable on a Schedule 13D.

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,305,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,305,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,305,0001, 2
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

1 Includes 100,000 Shares held in Mr. Eberwein’s IRA Account.
2 Excludes certain shares of the Issuer’s Series A Cumulative Preferred Stock that are not reportable on a Schedule 13D.

CUSIP NO. 13123X102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Callon Petroleum Company (the “Issuer”).  The address of the principal executive offices of the Issuer is 200 North Canal Street, Natchez, Mississippi 39120.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)           Lone Star Value Investors, LP, a Delaware limited partnership (“Lone Star Value Investors”);

(ii)          Lone Star Value Co-Invest I, LP, a Delaware limited partnership (“Lone Star Value Co-Invest”);

(iii)         Lone Star Value Investors GP, LLC, a Delaware limited liability company (“Lone Star Value GP”), which serves as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest;

(iii)         Lone Star Value Management, LLC, a Connecticut limited liability company (“Lone Star Value Management”), which serves as the investment manager of Lone Star Value Investors; and

(iv)         Jeffrey E. Eberwein, who serves as the manager of Lone Star Value GP and sole member of Lone Star Value Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons” or “Lone Star Value.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870.

(c)           The principal business of each of Lone Star Value Investors and Lone Star Value Co-Invest is investing in securities. The principal business of Lone Star Value GP is serving as the general partner of each of Lone Star Value Investors and Lone Star Value Co-Invest. The principal business of Lone Star Value Management is serving as the investment manager of Lone Star Value Investors. The principal occupation of Mr. Eberwein is serving as the manager of Lone Star Value GP and the sole member of Lone Star Value Management.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Eberwein is a citizen of the United States of America.

CUSIP NO. 13123X102

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Lone Star Value Investors and Lone Star Value Co-Invest were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 725,000 Shares beneficially owned by Lone Star Value Investors is approximately $3,358,729, excluding brokerage commissions.  The aggregate purchase price of the 1,480,000 Shares beneficially owned by Lone Star Value Co-Invest is approximately $5,700,241, excluding brokerage commissions.

The Shares held in Mr. Eberwein’s IRA Account were purchased with personal funds in open market purchases.  The aggregate purchase price of the 100,000 Shares held in Mr. Eberwein’s IRA Account is approximately $346,890, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to Lone Star Value, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, Lone Star Value may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as Lone Star Value may deem advisable.

Lone Star Value believes the Issuer’s Shares are meaningfully undervalued versus the Issuer’s peers and its net asset value per Share.  Lone Star Value notes that the Issuer’s stock price has significantly underperformed its peers and the price of oil over the short-, medium- and long-term.  In addition, the Issuer’s stock price remains below the price of every equity issuance by the Issuer over the last fifteen years.

Lone Star Value invested in the Issuer’s securities based on the belief that the Issuer has valuable assets in the Midland Basin and there are numerous opportunities to unlock this value for shareholders.  Lone Star Value notes that the Issuer recently filed a preliminary proxy statement for a special meeting of its shareholders in order to increase its authorized shares outstanding and has recently discussed with the investment community the idea of pursuing more acquisitions.  Lone Star Value is concerned that the Issuer’s Shares will continue to underperform its peers and will continue to trade at a meaningful discount to its net asset value per Share as long as management and the board of directors (the “Board”) pursue the current strategy of issuing securities with a high cost of capital that are dilutive to shareholder value.  Lone Star Value believes the Issuer’s management team and the Board should focus more on maximizing shareholder value than on growing assets.

In Lone Star Value’s view, the Issuer’s Midland Basin assets are much more valuable owned by a larger company with a lower cost of capital and greater scale.  The Board should examine every possible avenue to enhance shareholder value and should refrain from pursuing any acquisition greater than $10 million unless approved by shareholders.  Lone Star Value has begun a constructive dialogue with the Board and management of the Issuer regarding the views expressed herein.

CUSIP NO. 13123X102

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  Lone Star Value intends to review its investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Lone Star Value may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and Lone Star Value’s investment, making proposals to the Issuer concerning strategic alternatives available to the Issuer, changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,427,963 Shares outstanding, which is the total number of Shares reported outstanding as of September 23, 2013 in the Issuer’s preliminary proxy statement for a special meeting of stockholders, filed with the Securities and Exchange Commission on September 20, 2013.

A.	Lone Star Value Investors

(a)	As of the close of business on the date hereof, Lone Star Value Investors beneficially owned 725,000 Shares.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 725,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 725,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Lone Star Value Co-Invest

(a)	As of the close of business on the date hereof, Lone Star Value Co-Invest beneficially owned 1,480,000 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 1,480,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,480,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Co-Invest during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 13123X102

C.	Lone Star Value GP

(a)
Lone Star Value GP, as the general partner of each of Lone Star Value Investors and Lone Star Value Co-Invest, may be deemed the beneficial owner of the (i) 725,000 Shares owned by Lone Star Value Investors and (ii) 1,480,000 Shares owned by Lone Star Value Co-Invest.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 2,205,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,205,000
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Lone Star Value Investors and Lone Star Value Co-Invest during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Lone Star Value Management

(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 725,000 Shares owned by Lone Star Value Investors.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 725,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 725,000
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Eberwein

(a)
As of the close of business on the date hereof, 100,000 Shares were held in Mr. Eberwein’s IRA Account. Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may also be deemed the beneficial owner of the (i) 725,000 Shares owned by Lone Star Value Investors and (ii) 1,480,000 Shares owned by Lone Star Value Co-Invest.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 2,305,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,305,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Mr. Eberwein during the past 60 days are set forth in Schedule A and are incorporated herein by reference.  The transactions in the Shares on behalf of each of Lone Star Value Investors and Lone Star Value Co-Invest during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

An aggregate of 2,305,000 Shares, constituting approximately 5.7% of the Shares outstanding, are reported in this Schedule 13D.

CUSIP NO. 13123X102

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 17, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as exhibit 99.1 hereto and is incorporated herein by reference.

On September 27, 2013, Lone Star Value Investors sold in the open market to counterparties put options referencing an aggregate of 25,000 Shares at a price of $5.00 per Share, if such right is exercised prior to or on November 16, 2013, and an aggregate of 25,000 Shares at a price of $5.00 per Share, if such right is exercised prior to or on January 18, 2014.

Between September 17, 2013 and September 23, 2013, Mr. Eberwein sold in the open market to counterparties put options referencing an aggregate of 50,000 Shares at a price of $5.00 per Share, if such right is exercised prior to or on October 19, 2013, and an aggregate of 125,000 Shares at a price of $5.00 per Share, if such right is exercised prior to or on January 18, 2014.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Lone Star Value Investors, LP, Lone Star Value Co-Invest I, LP, Lone Star Value GP, LLC, Lone Star Value Management, LLC and Jeffrey E. Eberwein, dated October 17, 2013.

CUSIP NO. 13123X102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 2013

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC
General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

CUSIP NO. 13123X102

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

JEFFREY E. EBERWEIN

1,000	4.228	8/7/2013
1,000	4.228	8/7/2013
1,000	4.228	8/7/2013
1,000	4.227	8/7/2013
2,500	4.397	8/9/2013
2,500	4.400	8/9/2013
4,000	4.400	8/9/2013
1,200	4.417	8/9/2013
3,040	4.415	8/9/2013
760	4.420	8/9/2013
4,200	4.420	8/9/2013
800	4.419	8/9/2013
1,000	4.450	8/9/2013
100	4.439	8/9/2013
500	4.439	8/9/2013
200	4.439	8/9/2013
200	4.440	8/9/2013
1,000	4.438	8/9/2013
1,000	4.438	8/9/2013
400	4.440	8/9/2013
600	4.439	8/9/2013
700	4.440	8/9/2013
100	4.439	8/9/2013
200	4.440	8/9/2013
600	4.430	8/9/2013
400	4.434	8/9/2013
1,000	4.440	8/9/2013
600	4.440	8/9/2013
400	4.420	8/9/2013
1,000	4.420	8/9/2013
400	4.439	8/9/2013
600	4.439	8/9/2013
600	4.420	8/9/2013
400	4.420	8/9/2013
300	4.439	8/9/2013
100	4.440	8/9/2013
100	4.439	8/9/2013
300	4.439	8/9/2013
600	4.439	8/9/2013
100	4.439	8/9/2013

CUSIP NO. 13123X102

1,000	4.435	8/9/2013
500	4.439	8/9/2013
100	4.440	8/9/2013
600	4.439	8/9/2013
100	4.439	8/9/2013
1,000	4.435	8/9/2013
200	4.440	8/9/2013
300	4.439	8/9/2013
600	4.439	8/9/2013
1,000	4.435	8/9/2013
100	4.439	8/9/2013
1,000	4.435	8/9/2013
1,000	4.435	8/9/2013
600	4.440	8/9/2013
200	4.430	8/9/2013
200	4.429	8/9/2013
700	4.440	8/9/2013
100	4.439	8/9/2013
100	4.439	8/9/2013
100	4.438	8/9/2013
1,000	4.435	8/9/2013
1,000	4.440	8/9/2013
100	4.435	8/9/2013
900	4.440	8/9/2013
1,000	4.440	8/9/2013
1,000	4.430	8/9/2013
1,000	4.440	8/9/2013
1,000	4.445	8/9/2013
300	4.449	8/9/2013
100	4.450	8/9/2013
600	4.449	8/9/2013
1,000	4.445	8/9/2013
1,000	4.447	8/9/2013
1,000	4.439	8/9/2013
1,000	4.450	8/9/2013
1,000	4.450	8/9/2013
1,000	4.450	8/9/2013
1,000	4.460	8/9/2013
100	4.458	8/9/2013
400	4.458	8/9/2013
1	4.450	8/9/2013
1,000	4.458	8/9/2013
1,000	4.450	8/9/2013
399	4.460	8/9/2013
100	4.457	8/9/2013
900	4.470	8/9/2013
100	4.460	8/9/2013
1,000	4.470	8/9/2013
800	4.470	8/9/2013
200	4.465	8/9/2013
800	4.470	8/9/2013

CUSIP NO. 13123X102

200	4.469	8/9/2013
100	4.469	8/9/2013
246	4.468	8/9/2013
654	4.460	8/9/2013
1,000	4.470	8/9/2013
300	4.468	8/9/2013
500	4.470	8/9/2013
200	4.465	8/9/2013
400	4.469	8/9/2013
400	4.470	8/9/2013
200	4.460	8/9/2013
46	4.470	8/9/2013
400	4.468	8/9/2013
600	4.468	8/9/2013
954	4.460	8/9/2013
1,000	4.470	8/9/2013
1,000	4.468	8/9/2013
400	4.470	8/9/2013
600	4.469	8/9/2013
1,000	4.468	8/9/2013
1,000	4.468	8/9/2013
600	4.468	8/9/2013
400	4.468	8/9/2013
400	4.468	8/9/2013
600	4.468	8/9/2013
1,000	4.470	8/9/2013
649	4.490	8/9/2013
351	4.488	8/9/2013
622	4.490	8/9/2013
378	4.488	8/9/2013
300	4.499	8/9/2013
400	4.500	8/9/2013
300	4.495	8/9/2013
1,000	4.497	8/9/2013
600	4.499	8/9/2013
700	4.499	8/9/2013
200	4.499	8/9/2013
400	4.498	8/9/2013
400	4.499	8/9/2013
400	4.499	8/9/2013
600	4.499	8/9/2013
1,000	4.498	8/9/2013
1,000	4.490	8/9/2013
800	4.490	8/9/2013
200	4.490	8/9/2013
1,000	4.490	8/9/2013
700	4.495	8/9/2013
300	4.500	8/9/2013
700	4.490	8/9/2013
1,000	4.500	8/9/2013
1,000	4.500	8/9/2013

CUSIP NO. 13123X102

1,000	4.500	8/9/2013
400	4.499	8/9/2013
600	4.498	8/9/2013
1,000	4.500	8/9/2013
1,000	4.500	8/9/2013
1,000	4.500	8/9/2013
2,900	4.490	8/9/2013
300	4.490	8/9/2013
1,800	4.488	8/9/2013
5,000	4.490	8/9/2013
2,000	4.484	8/9/2013
3,000	4.490	8/9/2013
5,000	4.490	8/9/2013
1,200	4.480	8/9/2013
3,850	4.479	8/9/2013
5,000	4.490	8/9/2013
5,000	4.490	8/9/2013
5,000	4.486	8/9/2013
1,200	4.487	8/9/2013
3,800	4.490	8/9/2013
5,000	4.490	8/9/2013
5,000	4.490	8/9/2013
5,000	4.490	8/9/2013
1,000	4.488	8/9/2013
950	4.430	8/9/2013
5,000	4.490	8/9/2013
5,000	4.490	8/9/2013
5,000	4.489	8/9/2013
5,000	4.490	8/9/2013
600	4.488	8/9/2013
400	4.487	8/9/2013
1,000	4.486	8/9/2013
1,000	4.486	8/9/2013
1,000	4.449	8/9/2013
1,000	4.350	8/9/2013
2,500	4.386	8/13/2013
2,300	4.388	8/13/2013
200	4.390	8/13/2013
1,500	4.390	8/13/2013
1,000	4.383	8/13/2013
1,000	4.383	8/13/2013
1,500	4.390	8/13/2013
1,000	4.383	8/13/2013
1,300	4.380	8/13/2013
200	4.390	8/13/2013
2,500	4.390	8/13/2013
1,500	4.390	8/13/2013
1,500	4.390	8/13/2013
1,000	4.383	8/13/2013
1,000	4.383	8/13/2013
1,000	4.383	8/13/2013

CUSIP NO. 13123X102

1,300	4.380	8/13/2013
200	4.390	8/13/2013
1,000	4.383	8/13/2013
1,500	4.390	8/13/2013
200	4.390	8/13/2013
200	4.390	8/13/2013
2,300	4.388	8/13/2013
2,300	4.388	8/13/2013
2,500	4.382	8/13/2013
1,200	4.390	8/13/2013
100	4.387	8/13/2013
2,500	4.382	8/13/2013
1,200	4.390	8/13/2013
2,500	4.390	8/13/2013
600	4.319	8/15/2013
400	4.319	8/15/2013
1,000	4.315	8/15/2013
200	4.319	8/15/2013
100	4.319	8/15/2013
1,000	4.320	8/15/2013
700	4.319	8/15/2013
1,000	4.320	8/15/2013
1,000	4.315	8/15/2013
1,000	4.315	8/15/2013
800	4.319	8/15/2013
100	4.319	8/15/2013
200	4.319	8/15/2013
400	4.319	8/15/2013
300	4.319	8/15/2013
200	4.320	8/15/2013
1,000	4.315	8/15/2013
1,000	4.315	8/15/2013
1,000	4.320	8/15/2013
1,000	4.320	8/15/2013
1,000	4.315	8/15/2013
200	4.319	8/15/2013
100	4.319	8/15/2013
700	4.319	8/15/2013
900	4.319	8/15/2013
100	4.319	8/15/2013
800	4.319	8/15/2013
200	4.319	8/15/2013
500	4.319	8/15/2013
400	4.319	8/15/2013
600	4.319	8/15/2013
400	4.320	8/15/2013
100	4.319	8/15/2013
500	4.319	8/15/2013
300	4.319	8/15/2013
100	4.319	8/15/2013
100	4.320	8/15/2013

CUSIP NO. 13123X102

1,000	4.320	8/15/2013
1,000	4.320	8/15/2013
1,000	4.320	8/15/2013
300	4.319	8/15/2013
500	4.319	8/15/2013
100	4.319	8/15/2013
100	4.320	8/15/2013
1,000	4.319	8/15/2013
200	4.339	8/16/2013
600	4.340	8/16/2013
100	4.339	8/16/2013
100	4.339	8/16/2013
300	4.339	8/16/2013
600	4.339	8/16/2013
100	4.339	8/16/2013
1,000	4.340	8/16/2013
1,000	4.340	8/16/2013
1,000	4.340	8/16/2013
1,000	4.339	8/16/2013
1,000	4.340	8/16/2013
1,000	4.339	8/16/2013
1,000	4.338	8/16/2013
200	4.325	8/16/2013
400	4.330	8/16/2013
400	4.330	8/16/2013
1,000	4.329	8/16/2013
1,000	4.328	8/16/2013
1,000	4.329	8/16/2013
1,000	4.328	8/16/2013
1,000	4.328	8/16/2013
1,000	4.329	8/16/2013
1,000	4.329	8/16/2013
1,000	4.328	8/16/2013
1,000	4.328	8/16/2013
1,000	4.329	8/16/2013
1,000	4.328	8/16/2013
1,000	4.328	8/16/2013
1,000	4.328	8/16/2013
1,000	4.328	8/16/2013
1,000	4.338	8/19/2013
1,000	4.220	8/20/2013
1,000	4.220	8/20/2013
1,000	4.220	8/20/2013
1,000	4.220	8/20/2013
1,000	4.219	8/20/2013
1,000	4.218	8/20/2013
1,000	4.220	8/20/2013
1,000	4.212	8/20/2013
200	4.229	8/20/2013
500	4.229	8/20/2013
100	4.229	8/20/2013

CUSIP NO. 13123X102

1,000	4.229	8/20/2013
100	4.229	8/20/2013
100	4.230	8/20/2013
1,000	4.210	8/20/2013
100	4.215	8/20/2013
700	4.220	8/20/2013
100	4.210	8/20/2013
100	4.220	8/20/2013
1,000	4.218	8/20/2013
1,000	4.220	8/21/2013
300	4.199	8/21/2013
700	4.199	8/21/2013
100	4.199	8/21/2013
1,000	4.200	8/21/2013
900	4.200	8/21/2013
100	4.199	8/21/2013
200	4.199	8/21/2013
700	4.199	8/21/2013
1,000	4.200	8/21/2013
1,000	4.200	8/21/2013
1,000	4.200	8/21/2013
300	4.199	8/21/2013
700	4.200	8/21/2013
1,000	4.200	8/21/2013
1,000	4.199	8/21/2013
400	4.195	8/21/2013
600	4.200	8/21/2013
1,000	4.200	8/21/2013
1,000	4.200	8/21/2013
1,000	4.200	8/21/2013
1,000	4.209	8/21/2013
1,000	4.220	8/21/2013
1,000	4.215	8/21/2013
1,000	4.220	8/21/2013
1,000	4.219	8/21/2013
1,000	4.220	8/21/2013
700	4.215	8/21/2013
300	4.220	8/21/2013
1,000	4.219	8/21/2013
1,000	4.220	8/21/2013
1,000	4.220	8/21/2013
99	4.190	8/21/2013
901	4.210	8/21/2013
1,200	4.201	8/21/2013
800	4.210	8/21/2013
1,000	4.210	8/21/2013
1,000	4.219	8/21/2013
1,000	4.215	8/21/2013
1,000	4.220	8/21/2013
1,000	4.167	8/21/2013
1,000	4.166	8/21/2013

CUSIP NO. 13123X102

1,000	4.166	8/21/2013
1,000	4.167	8/21/2013
1,000	4.166	8/21/2013
100	4.220	8/23/2013
700	4.219	8/23/2013
200	4.219	8/23/2013
100	4.219	8/23/2013
300	4.220	8/23/2013
700	4.215	8/23/2013
700	4.215	8/23/2013
300	4.220	8/23/2013
1,000	4.220	8/23/2013
400	4.219	8/23/2013
500	4.219	8/23/2013
1,000	4.220	8/23/2013
100	4.220	8/23/2013
1,000	4.218	8/23/2013
100	4.219	8/23/2013
100	4.219	8/23/2013
600	4.219	8/23/2013
100	4.219	8/23/2013
100	4.220	8/23/2013
200	4.219	8/23/2013
700	4.219	8/23/2013
100	4.220	8/23/2013
1,000	4.218	8/23/2013
1,000	4.218	8/23/2013
1,000	4.218	8/23/2013
600	4.219	8/23/2013
400	4.220	8/23/2013
100	4.219	8/23/2013
400	4.219	8/23/2013
500	4.219	8/23/2013
100	4.220	8/23/2013
100	4.219	8/23/2013
200	4.220	8/23/2013
1,000	4.218	8/23/2013
600	4.219	8/23/2013
100	4.219	8/23/2013
600	4.219	8/23/2013
400	4.219	8/23/2013
500	4.219	8/23/2013
100	4.219	8/23/2013
100	4.220	8/23/2013
300	4.219	8/23/2013
900	4.219	8/23/2013
1,000	4.219	8/23/2013
1,000	4.220	8/23/2013
1,000	4.219	8/23/2013
1,000	4.219	8/23/2013
1,000	4.218	8/23/2013
1,000	4.218	8/23/2013

CUSIP NO. 13123X102

1,000	4.218	8/23/2013
1,000	4.219	8/23/2013
1,000	4.219	8/23/2013
1,000	4.218	8/23/2013
100	4.379	8/27/2013
900	4.379	8/27/2013
1,000	4.360	8/27/2013
1,000	4.330	8/27/2013
1,000	4.325	8/27/2013
1,000	4.329	8/27/2013
1,000	4.328	8/27/2013
200	4.320	8/27/2013
400	4.315	8/27/2013
400	4.320	8/27/2013
1,000	4.319	8/27/2013
1,000	4.318	8/27/2013
1,000	4.319	8/27/2013
1,000	4.318	8/27/2013
900	4.320	8/27/2013
1,000	4.610	9/4/2013
1,000	4.619	9/4/2013
1,000	4.610	9/4/2013
1,000	4.610	9/4/2013
22	4.609	9/4/2013
22	4.610	9/4/2013
778	4.609	9/4/2013
100	4.609	9/4/2013
78	4.609	9/4/2013
1,000	4.610	9/4/2013
200	4.610	9/4/2013
300	4.610	9/4/2013
500	4.605	9/4/2013
300	4.609	9/4/2013
600	4.609	9/4/2013
100	4.609	9/4/2013
1,000	4.609	9/4/2013
1,000	4.930	9/16/2013
300	4.929	9/16/2013
1,200	4.930	9/16/2013
1,100	4.930	9/16/2013
400	4.929	9/16/2013
1,500	4.926	9/16/2013
600	4.929	9/16/2013
100	4.929	9/16/2013
200	4.929	9/16/2013
100	4.930	9/16/2013
1,000	4.930	9/16/2013
900	4.929	9/16/2013
100	4.930	9/16/2013
246	4.919	9/16/2013

CUSIP NO. 13123X102

54	4.919	9/16/2013
100	4.919	9/16/2013
100	4.920	9/16/2013
1,000	4.930	9/16/2013
1,000	4.930	9/16/2013
1,000	4.930	9/16/2013
1,000	4.929	9/16/2013
1,000	4.930	9/16/2013
1,000	4.930	9/16/2013
400	4.929	9/16/2013
100	4.929	9/16/2013
500	4.923	9/16/2013
1,000	4.930	9/16/2013
1,000	4.930	9/16/2013
1,000	4.929	9/16/2013
1,000	4.930	9/16/2013
900	4.929	9/16/2013
1,000	4.929	9/16/2013
1,000	4.930	9/16/2013
100	4.929	9/16/2013
1,000	4.929	9/16/2013
1,000	4.929	9/16/2013
50	4.930	9/16/2013
950	4.929	9/16/2013
1,000	4.930	9/16/2013
1,000	4.929	9/16/2013
1,000	4.929	9/16/2013
1,000	4.929	9/16/2013
300	4.959	9/16/2013
1,200	4.959	9/16/2013
1,500	4.959	9/16/2013
1,500	4.959	9/16/2013
400	4.958	9/16/2013
1,000	4.960	9/16/2013
100	4.955	9/16/2013
1,500	4.959	9/16/2013
300	4.958	9/16/2013
100	4.959	9/16/2013
1,900	4.910	9/16/2013
200	4.905	9/16/2013
2,500	4.910	9/16/2013
2,300	4.910	9/16/2013
200	4.905	9/16/2013
2,500	4.910	9/16/2013
2,500	4.910	9/16/2013
2,500	4.910	9/16/2013
2,500	4.910	9/16/2013
(400,000)	--1	09/30/2013
(1,480,000)	--2	09/30/2013

1 Shares were transferred to Lone Star Value Investors, LP, an affiliate of Mr. Eberwein, in an exempt transaction.
2 Shares were transferred to Lone Star Value Co-Invest I, LP, an affiliate of Mr. Eberwein, in an exempt transaction.

CUSIP NO. 13123X102

LONE STAR VALUE INVESTORS, LP

400,000	--1	9/30/2013
100,000	5.498	10/07/2013
100,000	5.604	10/08/2013
75,000	5.565	10/09/2013
25,000	5.761	10/10/2013
25,000	5.864	10/15/2013

LONE STAR VALUE CO-INVEST I, LP

1,480,000	--2	9/30/2013

1 Shares were acquired from Mr. Eberwein, an affiliate of Lone Star Value Investors, LP, in an exempt transaction.
2 Shares were acquired from Mr. Eberwein, an affiliate of Lone Star Value Co-Invest I, LP, in an exempt transaction.